Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
BancPlus Corporation Employee Stock Ownership Plan
With 401(k) Provisions
Ridgeland, Mississippi

We consent to the incorporation by reference in the registration statement of BancPlus Corporation Employee Stock Ownership Plan with 401(k) Provisions (the Plan) on Form S-8 (File No. 333-239035) of our report dated June 22, 2022, relating to the statement of net assets available for benefits as of December 31, 2021 and 2020, the statement of changes in net assets available for benefits for the year ended December 31, 2021, and the supplemental schedule of assets (held at end of year) as of December 31, 2021, and the supplemental schedule of reportable transactions for the year ended December 31, 2021, which is incorporated by reference in this Annual Report on Form 11-K.

/s/ FORVIS, LLP
(Formerly BKD, LLP)

San Antonio, Texas
June 22, 2022